SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Results of the Extraordinary General Meeting of Shareholders

On October 31, 2007, Kookmin Bank held an extraordinary general meeting of shareholders, and all two agenda items listed below were approved and ratified as originally proposed.

•	Agendum 1. Appointment of Executive Director(s)

•	Agendum 2. Appointment of Non-Executive Director(s)

For details of the originally proposed agenda, please refer to <Agenda for Extraordinary General Meeting of Shareholders>, which was disclosed on October 15, 2007.

Appointed Executive Director and Non-Executive Director

Executive Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Chung Won Kang (Reappointed) (12/19/1950)	President & CEO, Kookmin Bank	• Chief Country Officer, Bankers Trust Group, Korea • Chief Country Officer, Deutsche Bank Group, Korea • President & CEO, former Seoul Bank	• Hong Kong International School • B.A. in Economics, Dartmouth College • M.A. in Law & Diplomacy, The Fletcher School of Law & Diplomacy	Republic of Korea	3 yrs

Non-Executive Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Chee Joong Kim (Newly appointed) (12/11/1955)	Partner, Barun Law	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	• Yangchung High School, Seoul • Seoul National Univ., College of Law • Seoul National Univ., Graduate School of Law	Republic of Korea	3 yrs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 31, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director